UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *
CERTIFICATE
ENTERGY ENTERPRISES, INC.       *
PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application(s)  -  declaration(s),  as  amended,  in  the   above

referenced  files  and the related orders dated  July  25,  1991,

December  14, 1992(2), December 28, 1992, July 8, 1993, and  June

30,  1995,  respectively, this is to certify that  the  following transactions  were carried out during the three (3) months  ended

December   31,  1998  by Entergy Enterprises, Inc.  (Enterprises)

pursuant to the authorization of the SEC.



Programs Authorized

      Pursuant  to the Orders, Enterprises is authorized  to  (a)

conduct  preliminary  development  activities  with  respect   to

various  investment  opportunities for the Entergy  System,   (b)

market  to non-associates the System's expertise and capabilities in  energy-related  areas,  including the  expertise  of  Entergy

Power, Inc. (EPI) gained from its bulk power business, (c) market to  non-associates  intellectual  property  developed  by  System

companies,    (d)   provide   various   consulting,   management,

administrative  and  support  services  to  associate  companies,

excluding certain associate companies (Excluded Companies(FRN1)),

(e) provide directly, or indirectly through one or  more  special purpose subsidiary companies of Entergy Corporation (Entergy)  or

Enterprises   (O&M   Subsidiaries),   various   operations    and

maintenance services to non-associate or associate companies, and

(f)   develop  and  field  test  telecommunications  systems  for advanced energy management and other utility applications.

       During  the  quarter,  Enterprises  participated  in   the

following:

I.   Preliminary Development Activities

       During  the  quarter,  Enterprises  has  been  engaged  in preliminary  development  activities  relating  to  investigating sites,  research,  contract drafting and negotiations,  acquiring options  or  rights, partnership selection and  other  activities necessary  to  identify and analyze investment opportunities  for

Entergy.  These  development  activities  include  domestic   and

international opportunities.

      During  the  quarter,  Enterprises  expended  $440,861  for preliminary  development  activities  associated  with  potential investments  that would qualify as "exempt wholesale  generators"

under  Section  32(a)  of  the  Act.   In  addition,  Enterprises

recorded   an   expenditure   of  $11,614,910   for   preliminary

development activities associated with potential investments that would qualify as "foreign utility companies" under Section 33  of

the  Act.   Enterprises also expended $1,486,771 for  preliminary

development activities associated with potential investments that

would   qualify  as  "nonutility  business"  and   $320,402   for

preliminary   development  activities   related   to   non-exempt

wholesale generating facilities.   Finally, Enterprises  received

a  credit  of   $152,173  for preliminary development  activities

associated  with  potential investments in other domestic  energy related businesses.

II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to  its  associate companies, EPI, Entergy Power Marketing Corp.,

Entergy   Power  Edesur  Holding  Ltd.,  Entergy  S.A.,   Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),    Entergy   Power   Development   Corporation,    Entergy

International   Holdings,  Ltd.,  LLC  (formerly  Entergy   Power

Development  International Corporation), Entergy Pakistan,  Ltd.,

EP   Edegel,  Inc.,  Entergy  Power  CBA  Holding  Ltd.,  Entergy

Operations Services Inc., Entergy Power Operations Corp., Entergy

Power   International   Holdings   Corporation,   Entergy   Power

Generation Corporation, Entergy Business Solutions, Inc., Entergy

Trading   and   Marketing   Ltd.  and  Entergy   Nuclear,   Inc..

Enterprises  charged  these companies for direct  costs  incurred plus  an  indirect  loading based upon current month  Enterprises

administrative  charges.   In regard  to  EPI  ($171,115),  these

services  related to the marketing of EPI capacity and energy  to other  utilities  at  wholesale,  preparation  of  contracts  and regulatory filings, oversight of plant operations and maintenance by plant operators, and procurement of transmission services.  In regard  to Entergy Power Marketing Corp. ($3,519,663) and Entergy

Trading  and Marketing Ltd. ($649,313) these services related  to

the   marketing  of  energy  commodities  to  third  parties   at

wholesale,  preparation of contracts and regulatory  filings  and

procurement  of  transmission services.   In  regard  to  Entergy

Business   Solutions,  Inc.  ($557,986)  these   were   primarily

administrative  services. In regard to  ,  Entergy  Power  Edesur

Holding  Ltd.  ($113,901), ETHC ($1,158,945), Entergy  Technology

Company ($390,583), Entergy Power Development Corp. ($4,554,792),

Entergy  International Holdings, Ltd., LLC  (3,835,041),  Entergy

Pakistan  Ltd.  (40,620), EP Edegel, Inc. (191,318),   ,  Entergy

Operations  Services  Inc. ($219,137), Entergy  Power  Operations

Corp.  ($244,710),  Entergy  Power International  Holdings  Corp.

($1,454,622)  Entergy Power Generation Corp. ($85),  and  Entergy

Nuclear, Inc. ($643,999) these services were primarily related to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

      Enterprises,  under  contract with Louisiana  Hydroelectric

Ltd.  Partnership,  continues to provide an  array  of  technical services/support for a hydro electric transmission line  project.

Certain  Entergy  Services,  Inc.  personnel  are  providing  the

services.   The  Louisiana  Hydroelectric  Ltd.  Partnership  was

charged $12,600 for services rendered during this quarter.



IV.  Development and Field Testing of CCLM/AFS

           As previously reported, Enterprises concluded its CCLM

testing  program  and does not intend to resume testing  of  CCLM

dedicated   systems   in  the  foreseeable   future.     However,

consistent   with  Enterprises'  authorization   to   engage   in

preliminary  development  activities,  Enterprises  continues  to investigate  other  utility and energy  related  applications  of communications  technologies, including automated meter  reading,

power  outage reporting and consumer accessible information  such as  real-time  meter  information and  bill  estimation  systems.

Amounts   expended  by  Enterprises  in  connection   with   such

preliminary  development activities are reported  as  "nonutility business" related expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

           During  the quarter, no amounts were expended to  form

and capitalize any O&M Subsidiaries.

VI.  Nature and Extent of O&M Services Provided

      During  the quarter, Entergy's subsidiary, Entergy Nuclear,

Inc.  (ENI), provided nuclear management services to Maine Yankee

Atomic  Power Company (Maine Yankee).  On September 30,  1998,  a

long-term  contract  was  executed, effective  October  1,  1998,

authorizing  ENI  to continue to provide management  services  in respect of the decommissioning of Maine Yankee through 2004,  the end of plant decommissioning. ENI is paid a fixed monthly fee and certain  incentive  fees  for providing  these  services  and  is reimbursed  its actual expenses for labor and related charges  at cost  for  the  services provided. The total amounts  billed  for services in the fourth quarter were $879,584 consisting primarily of Maine Yankee fees and reimbursable expenses.

     In  addition,  during  the  quarter,  Entergy's  subsidiary,

Entergy  Operations Services, Inc. (EOSI), provided power project related  operation and management services to several  customers,

including   professional   advice,   technical   expertise    and

maintenance  services.   Specifically, EOSI's  services  included

installation of a transformer for Conway Corporation.  Design and installation of new substation switches at an Exxon oil refinery;

consulting  work  for  the  City of  Austin's  municipal  utility

(Austin  Energy) on the coal industry; and on site ground testing for  continuity  and capacity on all ground leads for  Birmingham

Southeast,  LLC.   EOSI also provided the following:  an  ongoing

load  flow  and  coordination  study  for  Grace  Davison,  Inc.;

preventive maintenance on 35kV OCB's and insulator cleaning relay test for Cytec, Industries; repaired and replaced insulators  for

Industrial Specialty Contractors, Inc.; design,  engineering  and construction  at  Echo substation for Engineered  Carbons,  Inc.;

maintenance  services  to  Occidental Chemical  Corporation  that included  testing  a transformer, replacing arrestors,  repairing and  replacing S&C interrupters on 230kV lines and assistance  in closing 230kV lines and preventive maintenance services to Vulcan

Chemical.   The total amounts billed for services in  the  fourth

quarter  were  $1,494,721  consisting of  market-based  fees  and reimbursable expenses.

     During  the quarter, EOSI also provided management oversight services to the Entergy Business Solutions, Inc. District  Energy

Project.   The  amount billed in the fourth quarter was  $31,812,

primarily for reimbursable expenses.

     Entergy and Enterprises represent that no Excluded Company has subsidized the operations of Enterprises or any O&M

Subsidiary, and that the rendering of O&M Services by O&M

Subsidiaries is in compliance with the applicable rules,

regulations and orders of the Commission and has not adversely affected the services provided by any Excluded Company to its customers.

VII.        Financing,  Amortization  and  Financial   Statements

Enterprises' unaudited Balance Sheet and Income Statement for the twelve  month  period  ended December 31, 1998  are  included  as

Exhibit 1.

      IN  WITNESS WHEREOF, the undersigned companies have  caused this  certificate to be executed on this 15th day of  February  ,

1999.



ENTERGY CORPORATION



By:/s/ Nathan E. Langston
     Nathan E. Langston

     Vice-President and Chief Accounting Officer

ENTERGY ENTERPRISES, INC.


By: /s/ Gary S. Fuqua
     Gary S. Fuqua
     Vice-President-Finance and Treasurer




_______________________________
FRN1 The Excluded Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.